January 30, 2012

Michael R. Clampitt
Jessica Livingston
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C20549-3561

       Re: Idaho Mutual Trust Community Finance Co-op, LLC
              Regulation A Offering Statement on Form 1-A
              Filed October 31, 2011
              File No. 024-10311

Dear Mr. Clampitt and Ms. Livingston:

We are writing in response to your letter dated November 23,2011. We have reviewed your letter and have attempted to make the changes and/or address the comments contained therein.

Below is a key outlining the page numbers in which you will find our responses/changes to your comments:

<u>ITEM NO.</u>   <u>SEEPAGE</u>

Part !-Not<u>ific</u>ation. Items l(a) and l(b).

      Item No.1.   Pg.4

Unregistered Securities Issued or Sold Within One Year.

      Item No.2   Pg.5

Cover Page of Offering Circular

      Item Nos. 3,4,5, and 6   Pg.8

Summarv Description of Our Business and Offering Page

      Item Nos. 7,8,9,10,11,12,13, and 14   Pg. 10

      Item No. 15   Pg.39

Risk Factors of Our Business

   Item No. 16

Numbers 20, 26, 30 & 34 were removedfrom the offering.

   Item No. 17

We have recast our subheadings to clearly describe the actual risk factors to the purchasers in this offering.

   Item No. 18

AVe have attempted to revise our risk factors so that we state the risks as quickly as possible.

   ItemNo.19

This item was deleted after discussing the risk factors section with Ms. Livingston.

   Item No. 20

f hese items are now set forth in section 29 of the Risk Factors.

   Item No. 21   Pg.27
   Item No. 22   Pg. 16 (Risk Factor no. 11)
   Item No. 23   Pg. 11

Business of the Company

   Item No. 24   Pg.27
   Item No. 25   Pg. 28 (I.A.)
   r cem No. 26 and 27 Pg.30

Our Business of Loaning Money

   em No. 28   Pg.34

Retg/n of Eguity

   Item No. 29   Pg.35

Plan of Distribution

   Item No. 30   Pg. 36

Michael Hendrichs and Tom Buuck will all rely upon the safe harbor contained in Rule 3a4-1. [1]

Mr. Hendrichs qualifies under Rule 3a4-1a in that (I) he is not subject to any statutory disqualifications; (2) he is not compensated in connection with his participation in the Offering by the payment of commission, other remuneration based either directly or indirectly on transactions in securities; and (3) he is not at the lime of his participation an associated person of a broker dealer. Mr. Hendrichs meets the conditions of subparagraph 4(a)4(ii) of Rule 3a4-1 in that he will perform at the end of the Offering substantial duties for, and on behalf of the Company, including investor relations, management of property that is obtained by the Company through foreclosure, and overseeing the loan servicing agreement between the Company and Idaho Mutual Trust, LLC; Mr. Hendrichs is not a broker dealer or an associated person of a broker dealer within the preceding 12 months; and, Mr. Hendrichs has not participated in selling and offering of securities for any issuer more than once evety 12 months.

Tom Buuck qualifies under Rule 3a4-1a in that (I) he is not subject to any statutory disqualifications; (2) he is not compensated in connection with his participation by the payment of commission or other remuneration based either directly or indirectly on transactions in securities; and (3) he is not at the time of his participation an associated person of a broker dealer. Mr. Buuck meets the condition of subparagraph 4(a)(iii) of Rule 3a4-1 because his activities will be restricted to participation to any one or more of the following activities:

- *Preparing any written communication or delivering such communication through the mails or other means that does not involve oral solicitation by Mr. Buuck of a potential purchaser. (Mr. Buuck is a member of the Manager of the Company); or*

- *Responding to inquiries of a potential purchaser in a communication initiated by the potential purchaser; Provided, however, that the content of such responses will be limited lo information contained in the offering document.*

1tem No. 31	Pg. 39 (1.)
Item No. 32	Pg. 36

tfte of Proceeds

Item No. 33, 34, and 35	Pg.37

Directors, Executive Officers and Significant Employees

' Item No. 36	Pg.40
Item No. 37	Pg. 39-41

---

[1] Please note that the Company has changed the Manager from IMT II, LLC, to Tom Buuck. Peter Oliver and Michael Keller are no longer j..." " lved with the eompany:- .

Item 7. Description of Property

m No. 38   Pg.43

Securities Being Offered

1 tem No. 39   Pg. 44

Part F/S

Item No. 40   Pg. 46-47

Index of <u>Exhibits</u>

Item No. 41

The Loan Servicing Agreement with Idaho Mutual Trust was attached to the Offering submitted October 31, 2011, under "Material Contracts" in the exhibits section of the Offering. We have additionally added the Sublease Agreement under the "Material Contracts" exhibit section.

Second part of Item No. 41   Pg. 31 (B.vii)

The undersigned hereby acknowledges that:

a.   The Company, Thomas Buuck, and Michael Hendrichs are responsible for the adequacy and accuracy of the disclosures in the filing;

b.   Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

c.   The Company, Thomas Buuck, and Michael Hendrichs may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated this *IJU\V* day of January, 2012.

Idaho Mutual Trust Community Finance Co-op, LLC, a Delaware limited liability company

By IMTCF, LLC, an Idaho limited liability company, as the Manager of Idaho Mutual Trust Community Finance Co-op, LLC

Michael Hendrichs